Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Closing of Acquisition of Further Investment in U.S. Wind Generation

OAKVILLE, ON, March 31, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the closing of the acquisition of the remaining 40% of the 400 MW wind power portfolio (the “Projects”) in the United States from Gamesa Wind US, LLC (“Gamesa”) for total consideration of approximately US$115 million.

Prior to today, APUC owned a 60% controlling interest in the Projects which were originally acquired through a newly formed partnership whose original members included APCo, Gamesa and certain tax equity investors. The 400 MW wind portfolio consists of three facilities, Minonk (200MW), Senate (150MW), and Sandy Ridge (50MW) located in the states of Illinois, Texas, and Pennsylvania, respectively.

APUC has been the majority owner and manager of the Projects since 2012 when commercial operation was achieved, therefore no additional ongoing management or administrative costs are expected to be incurred. Gamesa will continue to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities under 20 year contracts.

Substantially all of the energy from the Projects is sold under fixed price power sales contracts including long term hedge agreements with a remaining weighted average life of 11 years; ancillary services including capacity and renewable energy credits are contracted into the energy markets in which the facilities are located.

“With little additional overhead costs anticipated, we expect investment in the full ownership of this portfolio of high quality wind assets to contribute accretive, low risk earnings and cash flow to APUC”, commented Chief Executive Officer Ian Robertson. “We are very pleased to be the sole owner of these assets and we see tremendous opportunity to grow our portfolio by leveraging the expertise we have gained in the U.S. power markets in which these wind facilities operate”.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.5 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 470,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 19:33e 31-MAR-14